UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 3)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

PAMT CORP

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

693149106

(CUSIP Number of Class of Securities)

Joseph A. Vitiritto
President and Chief Executive Officer
PAMT CORP
297 West Henri De Tonti Blvd.
Tontitown, Arkansas 72770
(479) 361-9111

(Name, address and telephone number of person authorized to receive notices and communication on behalf of Filing Persons)

Copy to:

Courtney C. Crouch, III, Esq.

Mitchell, Williams, Selig, Gates & Woodyard, P.L.L.C.

425 West Capitol, Ste. 1800

Little Rock, Arkansas 72201

Telephone: (501) 688-8822

Facsimile: (501) 918-7822

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

AMENDMENT NO. 3 TO SCHEDULE TO

PAMT CORP, a Nevada corporation (“PAMT” or the “Company”), hereby amends and supplements its Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on April 3, 2025 (together with all amendments and supplements thereto, the “Schedule TO”). The Schedule TO, as amended and supplemented by this Amendment No. 3, and Amendments No. 1 and 2 filed on April 11, 2025 and April 24, 2025, respectively, relates to the Company’s offer to purchase for cash up to 435,000 shares of its common stock, par value $0.01 per share (the “common stock”) at a price not greater than $17.00 nor less than $14.50 per share, net to the seller in cash, less any applicable withholding taxes and without interest. The Company’s offer is being made upon the terms and subject to the conditions set forth in the original Offer to Purchase, dated April 3, 2025 (the “Offer to Purchase”), previously filed as Exhibit (a)(1)(A) to the Schedule TO, and the related Letter of Transmittal (the “Letter of Transmittal”), previously filed as Exhibit (a)(1)(B) to the Schedule TO, as previously amended and as further amended and supplemented by this Amendment No. 3 (which, as amended and supplemented from time to time, together constitute the “Offer”). The Offer expired at 5:00 p.m., Eastern Time, on May 1, 2025.

Only those items reported in this Amendment No. 3 are amended or supplemented. Except as specifically provided herein, the information contained in the Schedule TO, the Offer to Purchase, the Letter of Transmittal and the other documents that constitute part of the Offer remain unchanged.

All information set forth in the Offer to Purchase, which was previously filed with the Schedule TO, is hereby incorporated by reference except that such information is hereby amended and supplemented to the extent expressly provided herein. Such information amends and supplements the information previously incorporated by reference in this Schedule TO. This Amendment No. 3 should be read in conjunction with the Schedule TO, the Offer to Purchase, the Letter of Transmittal and the other documents that constitute part of the Offer, as each may be further amended or supplemented from time to time.

The purpose of this Amendment No. 3 is to amend and supplement the Schedule TO to indicate that, on May 2, 2025, the Company issued a press release announcing the preliminary results of the Offer. Accordingly, Items 11 and 12 of the Schedule TO, which incorporate by reference the information contained in the Schedule TO and the Offer to Purchase, are hereby amended and supplemented as follows:

Item 11. Additional Information.

Item 11(c) of the Schedule TO is hereby amended and supplemented as follows:

On May 2, 2025, the Company issued a press release announcing the preliminary results of the Offer. A copy of such press release is filed as Exhibit (a)(1)(H) to this Schedule TO and is incorporated herein by reference.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:

(a)(1)(H)**	Press Release announcing the preliminary results of the Offer, dated May 2, 2025.

*	Previously filed.
**	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 2, 2025	PAMT CORP

	By:	/s/ Lance K. Stewart
	Name:	Lance K. Stewart
	Title:	Vice President of Finance, Chief Financial Officer and Treasurer

EXHIBIT INDEX

(a)(1)(A)*	Offer to Purchase dated April 3, 2025.
(a)(1)(B)*	Letter of Transmittal.
(a)(1)(C)*	Notice of Guaranteed Delivery.
(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated April 3, 2025.
(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated April 3, 2025.
(a)(1)(F)*	Press Release dated April 3, 2025.
(a)(1)(G)*	Press Release announcing an increase in the minimum tender offer purchase price, dated April 11, 2025.
(a)(1)(H)**	Press Release announcing the preliminary results of the Offer, dated May 2, 2025.
(a)(2)	Not Applicable.
(a)(3)	Not Applicable.
(a)(4)	Not Applicable.
(a)(5)(A)	Definitive Proxy Statement on Schedule 14A of PAMT CORP, dated April 11, 2025 (incorporated by reference to the Company’s Definitive Proxy Statement on Schedule 14A, filed on April 11, 2025).
(a)(5)(B)*	Press Release dated April 23, 2025, announcing the Company’s financial results for the quarter ended March 31, 2025.
(b)(1)	Second Amended and Restated Loan Agreement, dated August 12, 2020 by and among P.A.M. Transport, Inc., First Horizon Bank (formerly First Tennessee Bank National Association) and the Company (incorporated by reference to Exhibit 10.2 of the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2020, filed on November 6, 2020).
(b)(2)	Fifth Amended and Restated Consolidated Revolving Credit Note, dated January 25, 2019, by P.A.M. Transport, Inc. in favor of First Tennessee Bank National Association (incorporated by reference to Exhibit 4.4 to the Company’s Current Report on Form 8-K filed on January 31, 2019).
(b)(3)	Amended and Restated Security Agreement dated March 28, 2016 by between P.A.M. Transport, Inc. and First Tennessee Bank National Association (incorporated by reference to Exhibit 4.3 of the Company’s Current Report on Form 8-K filed on April 1, 2016).
(b)(4)	First Amendment to Amended and Restated Security Agreement, dated January 25, 2019, by and between P.A.M. Transport, Inc. and First Tennessee Bank National Association (incorporated by reference to Exhibit 4.6 to the Company’s Current Report on Form 8-K filed on January 31, 2019).
(b)(5)	Fifth Amended and Restated Guaranty Agreement of the Company, dated January 25, 2019, in favor of First Tennessee Bank National Association (incorporated by reference to Exhibit 4.7 to the Company’s Current Report on Form 8-K filed on January 31, 2019).
(d)(1)	2014 Amended and Restated Stock Option and Incentive Plan (incorporated by reference to Appendix A of the Company’s Definitive Proxy Statement on Schedule 14A, dated April 18, 2014).
(d)(2)	2024 Equity Incentive Plan, as amended (incorporated by reference to Exhibit 99.1 of the Company’s Registration statement on Form S-8 (File No. 333-284383), filed on January 21, 2025).
(d)(3)	Employment Agreement between the Company and Joseph A. Vitiritto, dated August 4, 2020 (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed on August 5, 2020).
(d)(4)	Employment Agreement between the Company and Lance K. Stewart, dated July 7, 2023 (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed on July 13, 2023).
(g)	Not Applicable.
(h)	Not Applicable.
107*	Filing Fee Table

*	Previously filed.
**	Filed herewith.

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